Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: March 23, 2017

The following presentation was made available to employees of Baker Hughes Incorporated:

 GE Oil & Gas and Baker Hughes Integration Planning Update for employees  1  This slide deck will be used by Integration Planning Leadership to communicate in townhalls and small groups around world. [LOCAL HOST] Today, we are pleased to have [INTEGRATION LEADER] with us today. This is an important time for both companies, and we want to be sure we give you the chance to talk to some people who are right in the middle of it Let's start with a Safety Moment

 SafetyMoment                                                    2   For integration planning purposes only. [LOCAL HOST] Fire drills not planned, escape locations, etc. Introduce speakers

 3  Before we get started Welcome, and thanks for being here with us. A few legal considerations before we get started. FOR MEETINGS WITH A JOINT GE/BHI AUDIENCE During the meeting, feel free to ask questions, however, be mindful of your obligation to protect the secrecy of each company's confidential information. Do not disclose competitively sensitive information to the combined audience. When you return to work after this meeting, continue to conduct business as usual until the close of the transaction. This means that: Neither GE nor Baker Hughes may direct or influence the ordinary business decisions of the other company. GE and Baker Hughes must continue to compete vigorously, including and especially with each other. Among other things, the companies cannot exchange competitively sensitive information that is not necessary for integration planning. Where GE and Baker Hughes compete today, continue to compete vigorously just as you always have. Avoid anything that would suggest the companies are not competing with each other; Where GE and Baker Hughes do not compete today, continue to conduct business as you would prior to the transaction announcement. Avoid anything that would suggest that one company is improperly directing the activities of the other company pre-close; Always remember, both companies may plan for integration prior to closing, but must not take steps to implement the planned activities; and Keep in mind that anything you may hear today is not intended to be shared outside our respective companies. Finally, if you have any questions on legal matters relating to integration planning, please contact your Legal department.

 Transaction Overview…  GOVERNANCE  Jeff ImmeltChairman of the New Board  Lorenzo Simonelli  Martin CraigheadVice Chairman of the New Board  BOARD OF DIRECTORS  President & CEO  4  A NEW PUBLICLY TRADED COMPANY GE will transfer its Oil & Gas business, and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company. GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders. GE will own 62.5% of the combination, and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE. 9-member Board of Directors, chaired by Jeff Immelt; Martin Craighead serves as vice chairman. New company will be led by Lorenzo Simonelli, current President and CEO of GE Oil and Gas.

Creating the Industry Productivity Leader
Digitization will drive efficiency in new ways
PREDIX
Physical meets digital
Baker Hughes expertise enhanced by GE Store and Predix
GE STORE
By the Numbers
• ~70,000 employees
• #2 player in oilfield equipment and services industry
• ~2X scale
• 120 countries
Stronger company
More resilient to market swings
Smarter solutions faster
Baker Hughes products and services with GE Oil & Gas differentiating manufacturing capabilities
Common DNA
Technology is at the heart of everything we do
R.C. Baker
Thomas Edison
Howard Robard Hughes, Sr.
Molecule to megawatt
BAKER HUGHES
5

- We want to make sure that everyone understands why this is such a great deal for our investors, customers, and employees
- This deal is about bringing together complementary assets and capabilities that neither company could organically develop on its own
- We will be the clear number two out of the gate: positioned to deliver value from day one
- We will grow to 70,000 employees in 120 countries – a company with strength and scale that can compete with the best of them
- Together the two companies can shift from just products and services, to productivity solutions for our customers.
- We will offer customers a "fullstream" portfolio – from molecules to megawatts
- This is a compelling, transformational combination
- The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain
- More innovative solutions to market faster and more cost effectively …
  Baker Hughes' leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities
- Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)
- Digitization will drive efficiency throughout the value stream in completely new ways
- Value creation for customers and shareholders …positioned to weather short-term volatility and participate in industry upcycle
- Common DNA … Innovation and Technology are part of our combined DNA

GE Oil & Gas: We Fuel the Future

FOR BHI EMPLOYEES

Upstream	Midstream	Downstream
- Subsea - Offshore - Onshore	- Pipeline & Storage - LNG	- Refinery - Petrochemical

~35,000 EMPLOYEES
~$12.9B* REVENUES '16

Providing cutting edge technology and service solutions throughout the value chain.

*Based on the GE Oil & Gas segment as reported in GE's Annual Report on Form 10-K for the year ending December 31, 2016

BAKER HUGHES


For integration planning purposes only
6

- Let's start with a quick look at GE Oil & Gas
- $13 billion industry leader with about 37,000 employees
- GE Oil & Gas currently serves customers in the upstream, midstream, and downstream sectors, the capabilities of the two companies are highly complementary
- Both Baker Hughes & GE Oil & Gas are continually focused on delivering the highest standards of operational and commercial excellence.

   The GE Store    GE DIGITAL    ENERGY CONNECTIONSElectrification, controls and power conversion technology    POWERCombustion science and services,installed base    AVIATIONAdvanced materials, manufacturing, and engineering productivity    TRANSPORTATIONEngine technology and localization in growth regions    LIGHTINGLED is gateway to energy efficiency    OIL & GASServices and technology—a first-mover in growth regions    HEALTHCAREDiagnostics technology—a first-mover and anchor in growth markets    RENEWABLE ENERGYSustainable power systems and storage  GLOBAL RESEARCH  GLOBAL GROWTH ORGANIZATION  CULTURE & SIMPLIFICATION  7                              GE CAPITAL  GLOBAL OPERATIONS  Culture & Simplification  FOR BHI EMPLOYEES  in GE, every business can share & access the same technology, markets, structure & intellect. governed by culture & simplification.  GE Store principle:Contribute CrowdsourceCollaborateInsourced components:Alternators and computational fluid dynamics from AviationTurbine technology from Oil & Gas + Marine to TransportationCeramic Matrix Composites (CMCs), from Oil & Gas to AviationAnd more ...Cross-industry technology Next, let me tell you about the GE Store This is GE's centralized, integrated technology development and innovation hub It is almost like a corporate function that ensures that technology is shared among and pushed into business units so that it can be applied to different business applications Think of it as collaboration and cross pollination or cross-fertilization across business units So, if there is a technology breakthrough in materials, battery systems or sensors in healthcare, power or transportation that can be applied to well construction, production optimization or Artificial Lift, drilling or production optimization, we will have access to it and will be able to integrate it into our products GE spends billions a year on R&D and innovation across its business, and we will be a beneficiary of that investment through the GE Store

 Physical Meets Digital  Predix is General Electric’s software platform for the collection of data from industrial machinesGE expects Predix to do for factories and plants what Apple’s iOS did for cell phonesSoftware was introduced to the market and made available to all companies in 2015Oil and gas applications- Machine and equipment health- Reliability management- Maintenance and optimizationWe build intelligent tools that produce data on performance and efficiency- Predix will give us the ability to use data in new ways  With Predix, we will be able to use data in entirely new ways  FTeX™ advanced wireline formation pressure testing service  8 Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination. GE has been investing in digital capabilities and its Predix application. This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance. It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business. We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

Creating the Industry Productivity Leader

Fullstream portfolio

Drilling & Evaluation

Completion & Production

LNG & Pipeline Solutions

Refinery & Petrochemical Solutions

Key player in different segments

+

Productivity drivers

Commercial Innovation

Digital Transformation

Technology Leadership

Operations Optimization

Unique differentiators

=

Better outcomes

↓ Cost per barrel

Faster cycle times

↑ ROI

Execution = Results

11

- In short, the industry needs us
- Our customers have been doing things the same way for decades
- We can be the ones who change that – for the better
- Together

Timeline*



1. Oct. 30, 2016 Agreement reached
2. Announce Joint Integration Team
3. Regulatory reviews begin
4. Integration planning begins
5. "Discovery" phase complete
6. Strategic focus areas determined
7. Culture/ branding work underway
8. New operating model definition in progress
9. Day 1 requirements finalized
10. Proxy statement mailed to BHI shareholders
11. BHI stockholders vote
12. Purpose, core values finalized
13. Regulatory approvals received
14. Deal expected to close mid-2017
15. Integration begins

*The order, timing, and completion of events described may change.

BAKER HUGHES

12

- Now we'll look at an overview of the major milestones in the integration planning process…
- Note that this timeline reflects the sequence of events, and not the actual amount of time between events. Many of these milestones reflect ongoing efforts.
- The journey to the new company requires a coordinated integration planning program that involves key integration workstreams across business regions, functional areas, product and service lines spanning both GE and BH.
- Across all areas of integration we are driving towards the milestones outlined here on the chart. You will see the timeline is ambitious – and we are working towards a close in the mid year.
- We are now finalizing the operating model and continuing to work on the strategic areas and critical milestones we need to prepare for Day 1 and beyond.

What Will Happen on Day 1?  13  Generally speaking, you will do the same thing you did the day beforeWelcome Kit: need-to-know details, roadmapStill have access to critical business apps“Playbooks” developed, especially for Commercial teamStrong effort to connect with employees, customers, suppliers, and investors Generally speaking, most employees will do the same thing they did the day before - Business continuity is a high priority - We need to keep the customer front and center "Welcome Kit" will contain need-to-know details, and explain what to expect next - Will be available online on Day 1, and it will be printed for employees in locations where computers are not readily accessible Still have access to critical business apps - There will be a staged approach to any changes in the IT landscape - You will have a new intranet homepage Playbooks - There will be clearly defined actions to take Strong effort to connect with employees and customers - You will be hearing from Lorenzo Simonelli on Day 1 and your local leader in the following days - New leadership team will be on the road to connect with as many employees as possible - High-level customer meetings will take place, and the commercial team will have materials to connect with customers - We will also communicate with suppliers - There will be an investor roadshow - There will be regular updates via [blank]

 Creating a New Company  Aspiring to create a new culture   Launching a brand that resonates with employees and customers alike   Collecting insights to build on, pitfalls to avoid  “Edge Group” providing ongoing candid feedback     Brand message testing with employees, customers    Culture Survey 29% combined response rate     More In-depth Culture Assessmentsunderway   We are working hard to understand each other and how we work - and we are using a variety of ways to "listen" to what each organization has to say. It's more than just examining how things work, and how we describe our culture; it's also about creating something entirely new - a culture we aspire to ... We want to take advantage of this once-in-a-lifetime opportunity. We have the freedom to create something really quite special. We started in February with interviews with The Edge Group - a small group of employees from each side who are not involved in the integration planning. We call on them to give us candid feedback on our assumptions and plans for Day 1. We sent a Culture Survey to randomly selected employees from both companies, and more than 5,700 responded - which tells us that a lot of employees are interested and engaged. We are going to share those results with you in early April. We are doing a lot of work with our brand strategy - this is our chance to define who we are and what we stand for - so we are gathering input from employees - randomly selected to receive a survey testing various messages. We are also talking to customers on both sides. We are digging deeper into the culture considerations and aspirations with small-group assessments and employee interviews in late March I hope what comes across is that we are very serious about the people side of things - and we are very serious about how we present ourselves to the world at large. We take the information we are gathering into consideration at all levels - to ensure we address both the cultural opportunities and challenges that lie ahead.

 Stay Focused on our Customers

   Questions &Answers  16   For integration planning purposes only.         Now over to you ...

 Legal  17  Additional Information and Where to Find It In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.No Offer or SolicitationThis communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.Participants in the SolicitationGE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

 18  Caution Concerning Forward-Looking Statements This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

 SHOW VIDEO DOWNLOAD FIRST(see toolkit for links)  20